GUZOV OFSINK, LLC ATTORNEYS-AT-LAW 600 MADISON AVENUE 14th FLOOR NEW YORK, NEW YORK 10022 TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273 http://www.golawintl.com

Long Island Office: 200 Broadhollow Road Melville, NY 11747 Telephone: (631) 293-2904 • Fax: (631) 293-4418

March 11, 2008

Attn: Brigitte Lippmann
United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-701

Re: Jade Mountain Corporation Registration Statement on Form SB-2 Filed November 19, 2007 (Your File No. 333-147513)

Dear Ms. Lippmann:

Reference is made to your comment letter dated December 14, 2007 (the “Comment Letter”) to our client, Jade Mountain Corporation (the “Registrant” or the “Company”), relating to the subject registration statement (the “Registration Statement”). Set forth below is the comment contained in the Comment Letter followed by our response thereto:

General

1. You have indicated that Innomind is the accounting acquirer in the recapitalization transaction with Jade Mountain. However, you have provided historical financial statements of Dalian Rino, but not of Innomind. In this regard, it is not clear to us who the accounting acquirer is or what historical and pro forma financial statements are required in your filing. Please clarify who you have determined the accounting acquirer is, explain how this determination was made and demonstrate that your filing includes all the historical and pro forma financial statements required by Regulation S-B.

Answer: Please refer to our answer to your Comment No. 2. set forth below. As described in our answer to your Comment No. 2 below, the simultaneous acquisition of Innomind Group Limited (“Innomind BVI”) by the Registrant and reorganization of Innomind BVI and Dalian RINO Environmental Engineering Science and Technology Co., Ltd. (“RINO”) resulted substantially in a recapitalization of RINO with the Registrant, with some intermediate legal steps to satisfy the laws of the People’s Republic of China. The standalone financial statements of Innomind BVI up until October 5, 2007, were not significant, and therefore are not included, nor are they required under Item 310(c) of Regulation S-B. The pro forma financial statements required by Item 310(d) have been revised to indicate a separate column for Innomind BVI to further clarify the transaction.

2. We note that certain transactions were consummated on October 3, 2007 and October 5, 2007 by and among Jade Mountain, Innomind, Dalian Innomind and Dalian Rino. However, it is not clear to us the order in which these transactions occurred or how they are all accounted for in the historical financial statements. Please supplementally provide us a more detailed explanation and chronology of the transactions that took place to effect the acquisitions of Innomind and Dalian Rino and the recapitalization transaction with Jade Mountain.

Answer: The following summarizes the Restructuring Agreements, the Share Exchange and the Private Placement in chronological order:

Restructuring Transaction

On November 17, 2006 Innomind Group Limited (“Innomind BVI”) was incorporated in the British Virgin Islands by Zhang Ze, nephew of Zou Dejun, the Chief Executive Officer of the Registrant, and Qiu Jianping, Chairman of the Board of the Registrant, both are the founders and sole equity owners of Dalian RINO Environmental Engineering Science and Technology Co., Ltd. (“RINO”)

On July 3, 2007, Innomind BVI established Dalian Innomind Environment Engineering Co., Ltd. (“Dalian Innomind”) in the People’s Republic of China for the purpose of entering into an agreement with RINO.

On October 3, 2007, Dalian Innomind entered into a contractual arrangement with RINO through a series of agreements, known as Restructuring Agreements, whereby, upon consummation of these agreements, Dalian Innomind will acquire control over RINO’s business, operation, personnel and finances as if it were a wholly owned subsidiary of Dalian Innomind (the “Restructuring Transaction”). The acquisition of the assets and business of RINO through the Restructuring Agreements went effective on October 5, 2007. Upon consummation of the transactions contemplated under the Restructuring Agreements, RINO has become an indirectly controlled affiliate of the Registrant.

Share Exchange

Simultaneously with the effectiveness of the Restructuring Transaction, On October 5, 2007, the Registrant entered into and consummated a share exchange agreement (the “Share Exchange Agreement”) with Innomind BVI and Zhang Ze, the sole holder of all of its outstanding capital stock, pursuant to which the Registrant issued an aggregate of 17,899,643 shares of its common stock to Mr. Zhang (“Control Shares”) in exchange for 100% of the issued and outstanding shares of Innomind BVI’s capital stock. As a result of the consummation of the Share Exchange Agreement, Innomind BVI has become a wholly owned subsidiary of the Registrant.

Simultaneously with the consummation of the Share Exchange, Zhang Ze transferred and conveyed all of the Control Shares (and all of his right, title and interest in and to the Control Shares) to The Innomind Trust, a trust established under the laws of and domiciled in the British Virgin Islands, of which Zou Dejun and Qiu Jianping, are the sole beneficiaries. Immediately after the consummation of the Share Exchange and Private Placement, the Control Shares held by The Innomind Trust represent 71.60% of the Registrant’s total outstanding common stock.

Private Placement

On October 5, 2007, the Registrant consummated a private placement transaction with 24 accredited investors through a securities purchase agreement executed on September 27, 2007, pursuant to which the Registrant sold 5,464,357 shares of its common stock to the investors for an aggregate gross purchase price of $24,435,319. In connection with the Private Placement, the Registrant also entered into entered into a registration rights agreement and a lockup agreement with the investors in the Private Placement.

Accounting Treatment of the Transactions

The Restructuring Transaction qualifies for consolidation under the principles of EITF 97-2. The closing of the Restructuring Transaction occurred on October 5, 2007, concurrent with the acquisition of Innomind BVI by the Registrant. The combination of Innomind BVI and RINO was accounted for as a combination between entities under common control with Innomind BVI as the receiving entity, resulting substantially in the recapitalization of RINO as Innomind BVI. Innomind BVI and RINO are deemed to be under common control because Zou Dejun and Qiu Jianping are the sole equity owners of RINO and are also the sole beneficiaries of The Innomind Trust, which holds the Control Shares representing 71.60% of the Registrant’s total outstanding common stock. The Control Shares were initially issued to Zhang Ze, whose relationship with Zou Dejun and Qiu Jianping don’t meet the immediate family test for control under EITF 02-5. Zhang Ze immediately transferred the Control Shares to The Innomind Trust, resulting in the transfer of effective and actual control to Zou Dejun and Qiu Jianping of the Control Shares immediately upon the issuance of such shares to him at the closing of the Share Exchange whereby the Registrant acquired Innomind BVI.

The acquisition of Innomind BVI by the Registrant as a result of the Share Exchange is capital transaction in substance, resulting in the recapitalization of Innomind BVI as the Registrant. Since the acquisition of Innomind BVI by the Registrant and the reorganization of Dalian Innomind with RINO as a result of the Restructuring Transaction occurred simultaneously, and since Innomind BVI and its consolidated subsidiary Dalian Innomind had no operations and no significant assets or liabilities, the result was substantially a recapitalization of RINO as the Registrant, with the Restructuring Agreements being used as intermediate legal steps to satisfy the laws of the PRC. The Restructuring Agreements were utilized instead of a direct acquisition of RINO's assets, because of the lack of clarity in the implementation of current PRC laws regarding the use of a non-PRC entity’s equity as consideration to acquire a PRC entity’s equity or assets.

Prospectus Summary, page 5

Share Exchange, restructuring Agreements and Private Placement Financing, page 8

3. Please include the following information in this section:

• Describe in greater detail the transactions that still need to be completed and when you expect them to be consummated.
• Quantify in US dollars the purchase price for the assets.
• Disclose which subsidiaries are holding companies and describe the material assets held by each of Dalian Innomind and RINO.
• Disclose the potential risks relating to lack of direct ownership of RINO.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

4. Please disclose the purpose of the reverse stock split and subsequent stock split, including why you chose the split ratios used.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Our Corporate Structure, page 9

5. Please show the RINO ownership held by Zou Dejun and Qju Jianping and the jurisdiction of organization for each entity in the diagram.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Risk Factors, page 13

An investment in our common stock involves a high degree of risk. . ., page 13

6. Please delete the first two sentences. All material risks should be described. If risks are not deemed material, you should not reference them.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Our Restructuring Agreements with RINO and its shareholders . . page 21

7. Please address the potential conflicts of interest with your CEO, since he and his wife own RINO. For example, discuss whether the transactions relating to the restructuring agreements were similar to arms-length transactions with nonaffiliated parties.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Selling Stockholders, page 29

8. Please tell us whether any of the selling stockholders, other than the persons affiliated with Douglas Financial, LLC, are broker-dealers or affiliates of a broker-dealer. If such selling stockholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

9. For the selling stockholders that are legal entities, please disclose in footnotes to the table the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Background, page 31

10. Please clarify whether the potential liquidated damages and issuances of additional securities would transfer to subsequent purchasers of the shares issued in the private placement.

Answer: The private placement investors’ right to receive liquidated damages and additional securities are transferable to subsequent purchasers of the shares issued in the private placement. Any private placement investor may assign any or all of its rights under the Securities Purchase Agreement to any person to whom such investor assigns or transfer any shares issued in the private placement, provided such transferee agrees to be bound by the terms of the Securities Purchase Agreement.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Securities Purchase Agreement, page 32

11. We note that the shares you issued in the October 2007 private placement appear to include numerous features, including the requirement to potentially issue additional shares, escrow arrangements, liquated damages and redemption provisions. In this regard, please disclose and discuss how you have accounted for the shares issued in the October 2007 private placement.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Registration Rights Agreement, page 34

12. We note that a registration rights agreement subjects you to liquidated damages if this registration statement is not declared effective by March 3, 2008. Please disclose how you have accounted for this agreement and provide the appropriate disclosures in your financial statements. Refer to FSP EITF 00-19-2 for guidance.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Management's Discussion and Analysis or Plan of Operation, page 39 Critical Accounting Policies and Estimates, page 42
Revenue Recognition, page 42

13. Please revise your disclosures to include a more comprehensive discussion of the nature and process of your manufacturing and installation projects, including the range and the average length of time it takes to complete desulphurization and de-oxidation equipment, the significant cost components of your projects and when they are generally incurred during a project, if projects require customer acceptance and how you specifically measure the extent of progress toward completion. Additionally, please specifically disclose when and how you include the costs of materials in your determination of the completion percentage of a contract and explain why you believe this policy is appropriate.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Liquidity and Capital Resources, page 49

14. Given the significance of your accounts receivable, contracts in progress and deposits with suppliers' balances at September 30, 2007, please revise your filing to disclose the general terms of each of these assets and to specifically disclose the following as of the most current date practicable:
• amounts collected for accounts receivable;
• amounts billed and amounts collected for contracts-in-progress; and
• amounts received and amounts used for deposits with suppliers.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

15. Please disclose that you had negative operating cash flow for the nine-months ended September 30, 2007 and describe the reasons why, including a discussion of your accounts receivable, contracts in progress, and other current assets and prepaid expenses.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

16. Discuss the reasons for your high accounts receivables and other current assets and prepaid expenses and why they significantly increased during 2007.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Business - Customers, page 67

17. It appears to us that the significant customer disclosures here and in note 14 on page F-25 are inconsistent. Please clarify or revise.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Directors and Executive Officers, page 71

18. Please disclose whether Hare & Co. has designated a member of the board, as you discuss on page 32.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Certain Relationships and Related Transactions, page 75

19. Please describe the loan from a stockholder as discussed on page F-8. File any related agreement as an exhibit.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment. The loan from stockholders as discussed on page F-8 was made pursuant to board resolutions and no written loan agreement was entered into by the parties.

20. Please state the amount in US dollars at which the assets from the founders were acquired or are to be acquired and the principle followed or to be followed in determining such amount, and identify the persons making the determination and their relationship, if any, with the issuer or any promoter. If the assets were acquired by the promoter within two years prior to their transfer to the issuer, also state the cost thereof to the promoter. See Item 404(c)(ii) of Regulation S-B.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

21. Please disclose Chief Capital and Douglas Financial's relationship to the company.

Answer: Chief Capital served as the Company's financial adviser with respect to PRC financial issues, and Douglas Financial served as the Company's financial adviser with respect to United States issues pertaining to the transaction. Chief Capital and Douglas financial are unrelated entities to the Company. As such, we have removed the description of transactions with Chief Capital and Douglas Financial from the “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS” of the Amendment NO. 1 to Form S-1.

Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Unaudited Consolidated Financial Statements, page F-2

General

22. Given that the reverse acquisition appears to have occurred on October 5, 2007, it is not clear to us why you believe it is appropriate to reflect this transaction in the interim financial statements at September 30, 2007. It appears to us that for any period prior to the date of the reverse acquisition, you should provide separate historical financial statements of the accounting acquirer and accounting acquiree at and for the periods required by Regulation S-B, as well as pro forma financial statements that reflect the reverse acquisition. However, please be advised that if you provide updated financial statements that are as of a date subsequent to the date of the reverse acquisition, you should reflect the reverse acquisition in the updated historical financial statements. Please be advised that subsequent to the date of the reverse acquisition, the historical financial statements of the registrant become the historical financial statements of the accounting acquirer and accounting acquiree should be reflected as being acquired at book value as of the date of the reverse acquisition. Pleas advise or revise.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

The filing of our interim financial statements has been revised to include (i) the interim financial statements of the Registrant at September 30, 2007 on a standalone basis and (ii) the interim financial statements of RINO at September 30, 2007 of RINO and (iii) pro forma financial statements of the Registrant at September 30, 2007 showing the effect of the subsequent combination with Innomind BVI. Please refer to our answer to your Comment No. 2 set forth above, the Registrant believes that the standalone financial statements of Dalian Innomind are not significant and therefore not required by Item 310(c) of Regulation S-B and they have been omitted. A separate column for Dalian Innomind has been included in the pro forma financial statements. Financial statements of the Registrant dated subsequent to October 5, 2007 will substantially be the historical financial statements of RINO recapitalized as the Registrant as explained in our answers to your Comments No. 1 and 2.

Note 2 - Organization, page F-5

23. You have disclosed that the transaction between Dalian Innomind and Dalian Rino was accounted for as a reorganization of entities under "common control". However, it appears to us that Dalian Innomind, a wholly-owned subsidiary of Innomind was wholly owned and controlled by Zhang Ze, and that Dalian Rino was wholly owned by Zou Dejun and Qiu Jianping. Therefore, we do not understand how you determined that these entities were under common control. Please clarify or revise. Please explain how you accounted for Dalian Innomind's acquisition of the variable interest in Dalian Rino, including the accounting literature you relied on.

Answer: Innomind BVI and RINO are deemed to be under common control because Zou Dejun and Qiu Jianping are the sole equity owners of RINO and are also the sole beneficiaries of The Innomind Trust, which holds the Control Shares representing 71.60% of the Registrant’s total outstanding common stock. The Control Shares were initially issued to Zhang Ze, whose relationship with Zou Dejun and Qiu Jianping don’t meet the immediate family test for control under EITF 02-5. Zhang Ze immediately transferred the Control Shares to The Innomind Trust with Zou Dejun and Qiu Jianping as sole beneficiaries, resulting in the transfer of effective and actual control to Zou Dejun and Qiu Jianping of the Control Shares immediately upon the issuance of such shares to him at the closing of the Share Exchange whereby the Registrant acquired Innomind BVI.

RINO is not a variable interest entity, but rather an entity contractually controlled by Innomind BVI through its subsidiary Dalian Innomind. RINO is consolidated with Dalian Innomind pursuant to the principles of EITF 97-2. Please refer to the attached Amendment No. 1 to Form S-1 for revisions to the footnotes to the financial statements to clarify this distinction.

Note 3 - Principles of Consolidation, page F-6

24. You indicate that the financial statements for 2007 include the "unaudited financial statements of Innomind and its wholly-owned subsidiary; Dalian Innomind and Dalian Rino, a Variable Interest Entity of Dalian Innomind." You also indicate that the comparative "unaudited condensed financial statements for 2006 include the unaudited financial statement of Dalian Rino." Please supplementally explain to us how you determined the appropriate financial statements to include and the accounting literature you relied on. Also, please reconcile this disclosure with the disclosure on page 42.

Answer: The filing of our interim financial statements has been revised to include (i) the interim financial statements of the Registrant at September 30, 2007 on a standalone basis and (ii) the interim financial statements of RINO at September 30, 2007 of RINO and (iii) pro forma financial statements of the Registrant at September 30, 2007 showing the effect of the subsequent combination with Innomind BVI. The stand alone financial statements of Innomind BVI are not significant as compared to those of RINO, no such financial statements are required under Item 310(c) of Regulation S-B or SFAS 141.

Note 4 - Revenue Recognition, page F-6

25. Based on your disclosures, it appears to us that for certain projects you recognize revenue using the percentage of completion method and that for other projects you recognize revenue using the completed contract method. Please explain to us how and why you believe your policy complies with SOP 81-1.

 Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Note 5 - Consolidation of Variable Interest Entity, page F-6

26. Please supplementally provide us a comprehensive analysis supporting your assessment that Dalian Rino is a variable interest entity for which you are the primary beneficiary. Please better explain to us any facts and circumstances that could result in your inability to control Dalian Rino.

Answer: RINO is not a variable interest entity, but rather an entity contractually controlled by Innomind BVI through its subsidiary Dalian Innomind. RINO is consolidated with Dalian Innomind pursuant to the principles of EITF 97-2. Please refer to the attached Amendment No. 1 to Form S-1 for revisions to the footnotes to the financial statements to clarify this distinction.

Part II. Recent Sales of Unregistered Securities, page II-I

27. Please provide all the information required by Item 701 of Regulation S-B and list each transaction separately. For example, include the shares issued to Glenn Little and describe exemption from registration and the facts relied upon to make the exemption available.

Answer: Please refer to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

Exhibit 5.1 - Legal Opinion

28. Since the shares underlying the warrants are not currently issued, please revise to reflect that these shares will, when issued according to the terms of the warrants, be validly issued, fully paid and non-assessable.

Answer: The Registrant is excluding the shares underlying the warrants from registration in the Amendment No. 1 to Form S-1.

29. You can limit reliance with regard to purpose, but not person. Please revise the penultimate paragraph.

Answer: Please refer to Exhibit 5.1 to the attached Amendment No. 1 to Form S-1 for the revisions made in response to your comment.

We believe that our answers provided in this response letter and the revisions made in the Amendment No. 1 to Form S-1 adequately responded to your comments in the Comment Letter. Should you have additional questions or comments, please do not hesitate to contact us at our address provided above. Your prompt attention is highly appreciated.

Very truly yours,

GUZOV OFSINK, LLC

/s/ Guzov Ofsink, LLC
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